Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

November 21, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Kevin Woody, Branch Chief

Re:	Independence Realty Trust, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 9, 2012

File No. 333-160093

Dear Mr. Woody:

On behalf of Independence Realty Trust, Inc. (“IRT”), this letter is to respond to your comment letter dated November 19, 2012 concerning the above-referenced filing. For your convenience, your comment has been restated in italics followed by IRT’s response.

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Cash Flows, page 42

1)	In future filings please disclose the required cash paid for interest and non-cash investing and financing transactions as applicable in accordance with ASC 230-10-50-2 and 230-10-50-3.

IRT will provide the requested disclosure in future filings.

Notes to Consolidated Financial Statements, page 43

2)	In future filings please disclose either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments for which it is practical to estimate that value. In addition please disclose the method(s) and significant assumptions used to estimate the fair value and a description of changes in the method(s) and significant assumptions used, if any, during the period in accordance with ASC 825-10-50-10.

IRT will provide the requested disclosures in future filings.

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With regard to the filing discussed above, IRT acknowledges the following:

•	IRT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IRT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer and Treasurer